

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

W. Brett McGill
Chief Executive Officer and President
MarineMax, Inc.
2600 McCormick Drive, Suite 200
Clearwater, FL 33759

> **Re: MarineMax, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 2, 2020**
> **File No. 333-251083**

Dear Mr. McGill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert J. Grammig